UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of  Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant  by furnishing the information contained in this  form  is also thereby furnishing the information to the  Commission pursuant to Rule 12g3-2(b) under  the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Completion of Share Repurchase from SK Telecom for Retirement

We hereby inform you that the Company has completed the purchase of its common shares from SK Telecom for retirement as follows:

1. Purpose of repurchase: retirement of common shares.

2. Number of shares planned to repurchase: 15,454,659 common shares.

3. Number of shares repurchased: 15,454,659 common shares.

4. Total value of shares repurchased: approximately Won 786,642 million.

5. Repurchase price: Won 50,900 per common share.

6. Date of repurchase: December 30, 2002.

7. Proposed action plan: the Company will retire purchased common shares on January 6, 2003.

8. Date of relevant disclosure: the Company previously filed related Form 6-Ks on November 18, 2002, December 20, 2002 and              December 27, 2002.

Change in Significant Shareholder

We hereby inform you of a change in the biggest shareholder of KT Corporation (the “Company” and NYSE symbol: KTC). Details are as follows:

1.	Shareholder owning the most number of the Company’s common shares:

Prior to December 30, 2002	Name of biggest shareholder	SK Telecom Co., Ltd.

	Number of common shares	29,808,333

	Ownership percentage	9.64%

	Name of biggest shareholder	Brandes Investment Partners, Inc.

Starting December 30, 2002	Number of common shares	18,769,057

	Ownership percentage	6.07%

* Brandes Investment Partners, Inc.’s ownership percentage is as a date of June 10, 2002

2.	Reason for change: the Company repurchased 15,454,659 common shares of KT Corporation from SK Telecom Co., Ltd. on December 30, 2002.

3.	Date of relevant disclosure: the Company previously filed related Form 6-Ks on November 18, 2002, December 20, 2002 and December 27, 2002.

4.	Others: Brandes Investment Partners, Inc. holds American Depositary Receipts of KT Corporation. Above percentages are based on a common share basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 31, 2002

KT Corporation

By:	/s/ Joong - Soo Nam
Name:	Joong - Soo Nam
Title:	Executive Vice President and Chief Financial Officer